Exhibit 21.1

Subsidiaries of Zoo Entertainment, Inc.

Name of Subsidiary	State of Incorporation

Zoo Games, Inc.	Delaware

Zoo Publishing, Inc.	New Jersey

indiePub, Inc.	Delaware